SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BELLSOUTH SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2013	23

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
BellSouth Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the BellSouth Savings and Security Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BellSouth Savings and Security Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas                                                                                                /s/ Ernst & Young LLP
June 20, 2014

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2013	2012
ASSETS
Investment in AT&T Savings Group Investment Trust	$708,324	$786,874
Investments, at fair value	1,712,407	1,487,685
Total Investments, at fair value (See Note 4)	2,420,731	2,274,559

Notes receivable from participants	60,670	57,975
Participant contributions receivable	395	403
Employer contributions receivable	184	194
Interest receivable	331	574
Total Receivables	61,580	59,146

Total Assets	2,482,311	2,333,705

LIABILITITES
Administrative expenses payable	905	1,132
Due to broker for securities purchased	55,374	26,122

Total Liabilities	56,279	27,254

Net assets reflecting investments at fair value	2,426,032	2,306,451

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(22,358)	(48,114)

Net Assets Available for Benefits	$2,403,674	$2,258,337

See Notes to Financial Statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2012	$2,258,337

Additions to Net Assets:
Contributions:
Participant contributions	67,767
Employer contributions	29,669
Rollover contributions	7,895
105,331
Investment Income:
Net income from investment in AT&T Savings Group Investment Trust	17,565
Interest	2,391
Dividends	55,627
Net appreciation in fair value of investments	251,190
326,773

Interest income on notes receivable from participants	2,429

Total Additions	434,533

Deductions from Net Assets:
Distributions	288,016
Administrative expenses	1,180

Total Deductions	289,196

Net increase	145,337

Net Assets Available for Benefits, December 31, 2013	$2,403,674

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The BellSouth Savings and Security Plan (Plan) is a defined contribution plan originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible nonmanagement employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan participates in the AT&T Savings Group Investment Trust (Group Trust) with respect to the AT&T Stable Value Fund option only. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the Group Trust and the trust holding the Plan’s assets, known as the Bell South Savings and Security Plan Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan. During 2013, participants could invest their contributions in one or more of 12 funds in 1% increments:

• AT&T Shares Fund	• DFA U.S. Small Cap Value Portfolio
• Bond Fund	• DFA International Value Portfolio II
• Vanguard Growth Index Fund	• DFA U.S. Large Cap Value Portfolio II
• Fidelity Growth and Income Portfolio	• T. Rowe Price Mid-Cap Growth Fund
• Balanced Fund	• Interest Income Fund (known as the AT&T Stable Value Fund) *
• LifePath Funds (based on retirement date)	• Indexed Stock Fund

* Investment fund option of the Group Trust

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. All contributions are participant directed.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year.  Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account.  During 2013, Plan participants elected to receive $1,672 in dividend distributions. This amount is included in distributions on the Plan’s statement of changes in net assets available for benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collectively bargained agreements.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses  Each participant in the Plan may be charged for investment manager fees and administrative expenses, including, trustee and other expenses considered reasonable by the Plan administrator.  Investment manager fees are charged through the applicable investment option.  Administrative fees are divided on a pro rata basis among investment options of the participant.  An additional fee is charged to individual participants for various services provided by the Plan’s recordkeeper and other service providers. Certain expenses are paid by the Plan, Group Trust, or Company.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the associated cash flows of the investment based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.

See Note 4 for fair value hierarchy for the Group Trust’s and Plan’s investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 4. INVESTMENTS

The Plan held investments in its own trust and in the Group Trust (through participation in the Interest Income Fund (also known as the AT&T Stable Value Fund) option only) as of December 31, 2013 and 2012, and for the year ended December 31, 2013.

Plan Investments

Investments representing 5% or more of Plan net assets at December 31 were:

	2013	2012
AT&T Shares Fund (AT&T common shares)	$507,862	$529,431
T. Rowe Price Mid-Cap Growth Fund	231,147	174,816
DFA U.S. Small Cap Value Portfolio	177,193	122,563
DFA U.S. Large Cap Value Portfolio II	145,711	*

* Investment is less than 5%.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2013:

Common stock	$22,919
Registered investment companies	190,848
Common/collective trust funds	42,986
Fixed income securities	(5,563)
Total	$251,190

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Plan Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,985	$-	$-	$1,985
Short term investments	7,552	-	-	7,552
Blended equity & debt1	-	77,637	-	77,637
US equity securities:
AT&T common stock	507,862	-	-	507,862
Index stock fund2	-	133,949	-	133,949
Futures	86	-	-	86
Mutual funds – large cap	314,922	-	-	314,922
Mutual funds – mid cap	331,349	-	-	331,349
Mutual funds – small cap	177,193	-	-	177,193
Fixed income securities:
Bond index fund3	-	16,204	-	16,204
Short term investments	1,606	48,891	-	50,497
Futures	(34)	-	-	(34)
Corporate debt instruments:
Asset backed securities	-	2,629	-	2,629
Commercial mortgage backed securities	-	3,981	-	3,981
Collateralized mortgage obligations	-	4,593	-	4,593
Other corporate debt instruments	-	19,122	-	19,122
U.S. government securities:
Asset backed securities	-	6,408	-	6,408
Other U.S. government securities	-	56,472	-	56,472
Total assets at fair value	$1,342,521	$369,886	$-	$1,712,407

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Plan Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,977	$-	$-	$1,977
Short term investments	7,229	-	-	7,229
Blended equity & debt1	-	62,706	-	62,706
US equity securities:
AT&T common stock	529,431	-	-	529,431
Index stock fund2	-	106,651	-	106,651
Futures	32	-	-	32
Mutual funds – large cap	233,337	-	-	233,337
Mutual funds – mid cap	253,718	-	-	253,718
Mutual funds – small cap	122,563	-	-	122,563
Fixed income securities:
Bond index fund3	-	14,908	-	14,908
Short term investments	2,502	(42)	-	2,460
Futures	4	-	-	4
Corporate debt instruments:
Asset backed securities	-	1,110	-	1,110
Commercial mortgage backed securities	-	9,353	-	9,353
Collateralized mortgage obligations	-	5,213	-	5,213
Other corporate debt instruments	-	36,069	-	36,069
U.S. government securities:
Asset backed securities	-	8,286	-	8,286
Other U.S. government securities	-	92,638	-	92,638
Total assets at fair value	$1,150,793	$336,892	$-	$1,487,685

1
This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments. The fair value of the investments in this category have been estimated using the net asset value per share.

2
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the “S&P 500®”).  There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

3
This category includes a common/collective trust fund with an objective to approximate the overall performance of the Barclays Capital Aggregate Bond Index. There are currently no redemption restrictions on these investments. The fair value of the investments in this category have been estimated using the net asset value per share.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2013	2012
AT&T Master Trust	94.0%	93.4%
BellSouth Savings and Security Plan	6.0%	6.6%
Total	100.0%	100.0%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plan’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2013.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$23	$1,296	$-	$1,319
Common/collective trust funds	-	1,512,062	229,803	-	1,741,865
103-12 investment entities	-	-	138,057	-	138,057
Equities - common stock	-	1,201,614	196,459	-	1,398,073
Registered investment companies	1,335,665	47,894	3,040	547	1,387,146
Investment contracts (at fair value):
Synthetic GICs:
Interest bearing cash	-	-	-	64,786	64,786
Corporate and other bonds and notes	-	-	-	2,822,138	2,822,138
Registered investment companies	-	-	-	445,505	445,505
Futures	-	-	-	1,838	1,838
Government securities	-	-	-	4,103,615	4,103,615
Wrapper contracts	-	-	-	2,099	2,099
Group Trust investments at fair value	1,335,665	2,761,593	568,655	7,440,528	12,106,441
Unsettled trades and other	3,010	(992)	332	(367,265)	(364,915)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(223,260)	(223,260)
Group Trust net assets	$1,338,675	$2,760,601	$568,987	$6,850,003	$11,518,266
Plan's percentage ownership interest of investments	-%	-%	-%	10.0%	6.0%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plan’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2012.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$2,690	$-	$2,690
Common/collective trust funds	-	562,518	190,234	-	752,752
103-12 investment entities	-	-	96,428	-	96,428
Equities - common stock	-	1,570,244	177,267	-	1,747,511
Equities - preferred stock	-	1	1,457	-	1,458
Registered investment companies	1,707,347	48,743	2,599	547	1,759,236
Investment contracts (at fair value):
Synthetic GICs:
Interest bearing cash	-	-	-	11,908	11,908
Corporate and other bonds and notes	-	-	-	2,798,439	2,798,439
Registered investment companies	-	-	-	399,643	399,643
Futures	-	-	-	990	990
Government securities	-	-	-	4,311,266	4,311,266
Wrapper contracts	-	-	-	3,128	3,128
Group Trust investments at fair value	1,707,347	2,181,506	470,675	7,525,921	11,885,449
Unsettled trades and other	3,942	(1,479)	1,238	(204,229)	(200,528)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(447,676)	(447,676)
Group Trust net assets	$1,711,289	$2,180,027	$471,913	$6,874,016	$11,237,245
Plan's percentage ownership interest of investments	-%	-%	-%	10.7%	6.6%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2013

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$64	$-	$64
Common/collective trust funds	-	125,924	22,850	-	148,774
103-12 investment entities	-	-	16,621	-	16,621
Equities	-	553,861	41,688	-	595,549
Registered investment companies	(72,625)	-	-	-	(72,625)
Total net appreciation/ (depreciation) in fair value of Group Trust Investments	$(72,625)	$679,785	$81,223	$-	$688,383

Investment income:
Interest	$-	$258	$1,563	$178,279	$180,100
Dividends	46,903	20,341	4,884	-	72,128
Total investment income of Group Trust Investments	$46,903	$20,599	$6,447	$178,279	$252,228

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2013:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,319	$-	$-	$1,319
U.S. equity securities:
U.S. common stock:
Large cap	227,834	-	-	227,834
Small cap	852,555	-	-	852,555
Common stock – registered investment companies	47,894	-	-	47,894
Common/collective trusts1	-	1,512,062	-	1,512,062
International equity securities:
Common stock	317,684	-	-	317,684
Common stock – registered investment companies	3,040	-	-	3,040
Common/collective trusts2	-	229,803	-	229,803
103-12 investment entities3	-	138,057	-	138,057
Fixed income securities:
Blackrock mutual fund	206,442	-	-	206,442
WAMCO mutual fund	641,220	-	-	641,220
PIMCO total return mutual fund	488,003	-	-	488,003
Stable Value Fund:
Common stock – registered investment companies	547	-	-	547
Synthetic GICs:
Interest bearing cash	-	64,786	-	64,786
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,352,483	-	1,352,483
International corporate bonds and notes	-	558,259	-	558,259
Asset-backed securities	-	499,805	-	499,805
Collateralized mortgage obligations	-	39,771	-	39,771
Commercial mortgage-backed securities	-	371,820	-	371,820
Short term investment funds - registered investment companies	445,505	-	-	445,505
Futures	1,838	-	-	1,838
Government securities:
U.S. government4	281,117	3,760,079	-	4,041,196
Municipals	-	23,591	-	23,591
Non U.S. government	7,013	31,815	-	38,828
Wrapper contracts	-	2,099	-	2,099
Total assets and liabilities at fair value	$3,522,011	$8,584,430	$-	$12,106,441

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2012:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$2,690	$-	$-	$2,690
U.S. equity securities:
U.S. common stock:
Large cap	890,447	-	-	890,447
Small cap	508,479	-	-	508,479
Common stock – registered investment companies	49,159	-	-	49,159
Common/collective trusts1	-	562,518	-	562,518
International equity securities:
Common stock	348,585	-	-	348,585
Common stock – registered investment companies	2,183	-	-	2,183
Common/collective trusts2	-	190,234	-	190,234
Preferred stock	1,458	-	-	1,458
103-12 investment entities3	-	96,428	-	96,428
Fixed income securities:
Blackrock mutual fund	209,063	-	-	209,063
WAMCO mutual fund	648,541	-	-	648,541
PIMCO total return mutual fund	849,743	-	-	849,743
Stable Value Fund:
Common stock – registered investment companies	547	-	-	547
Synthetic GICs:
Interest bearing cash	-	11,908	-	11,908
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,339,901	-	1,339,901
International corporate bonds and notes	-	581,476	-	581,476
Asset-backed securities	-	484,885	-	484,885
Collateralized mortgage obligations	-	26,395	-	26,395
Commercial mortgage-backed securities	-	365,782	-	365,782
Short term investment funds - registered investment companies	399,643	-	-	399,643
Futures	990	-	-	990
Government securities:
U.S. government4	81,681	4,179,506	-	4,261,187
Municipals	-	15,433	-	15,433
Non U.S. government	4,650	29,996	-	34,646
Wrapper contracts	-	3,128	-	3,128
Total assets and liabilities at fair value	$3,997,859	$7,887,590	$-	$11,885,449

Notes to Financial Statements (Continued)
(Dollars in Thousands)

1
The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. This common/collective trust fund has redemption restrictions limited to daily and monthly settlement. The fair value of the investment in this category has been estimated using the net asset value per share.

2
The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. and MSCI Emerging Markets Net Dividend Index. The three common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. One fund is invested broadly in developed and emerging market countries, while the other two funds are invested primarily in emerging market countries. The fair value of the investment in this category has been estimated using the net asset value per share.

3
These are equity commingled funds that invest primarily in developed countries. These funds have redemption restrictions limited to monthly settlement. The fair value of the investment in this category has been estimated using the net asset value per share

4	Average duration of U.S. government securities is approximately 3 years.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund’s investment assets. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Group Investment Trust to the extent of the Plan’s ownership in the Group Trust.

Year Ended
December 31, 2013
Futures contracts	$3,077
Forward foreign currency exchange rate contracts	$1,636

In addition to the derivative financial instruments held by the Group Trust, the Plan also holds derivative financial instruments as Plan investments in its own trust. The following table presents the effect on income with respect to these derivative instruments, by type of derivative. The income is located on the statements of changes in net assets available for benefits a component of net appreciation in fair value of investments.

Year Ended
December 31, 2013
Futures contracts	$1,802

Futures Contracts
The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the Group Trust, investment managers enter into various futures contracts to economically hedge investments. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2013 and 2012 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plan’s ownership in the Group Trust.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

At December 31, 2013, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
90 Day Eurodollar Future	18	6/2016	$4,430	$(8)
90 Day Eurodollar Future	(130)	9/2015	(32,232)	15
90 Day Eurodollar Future	9	9/2016	2,214	(10)
90 Day Eurodollar Future	130	9/2016	31,929	(97)
U.S. Treasury Bond Future	(277)	3/2014	(36,216)	673
U.S. Treasury Bond Future	(203)	3/2014	(26,609)	561
U.S. Treasury Bond Future	(101)	3/2014	(13,129)	169
U.S. Treasury Bond Future	120	3/2014	15,530	(133)
U.S. 10-Year Treasury Note Future	(72)	3/2014	(9,017)	157
U.S. 10-Year Treasury Note Future	40	3/2014	4,926	(4)
U.S. 10-Year Treasury Note Future	114	3/2014	14,185	(158)
U.S. 5-Year Treasury Note Future	74	3/2014	8,887	(58)
U.S. 5-Year Treasury Note Future	128	3/2014	15,295	(23)
U.S. 5-Year Treasury Note Future	222	3/2014	26,706	(219)
U.S. 2-Year Treasury Note Future	(312)	3/2014	(68,646)	64
U.S. 2-Year Treasury Note Future	51	3/2014	11,210	-
U.S. Ultra Bond Future	(216)	3/2014	(29,874)	445
U.S. Ultra Bond Future	(94)	3/2014	(13,116)	309
U.S. Ultra Bond Future	(68)	3/2014	(9,415)	150
U.S. Ultra Bond Future	(30)	3/2014	(4,092)	5
Total			$(107,034)	$1,838

At December 31, 2012, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. Treasury Bond Future	(187)	3/2013	$(27,583)	$225
U.S. Treasury Bond Future	(21)	3/2013	(3,097)	34
U.S. Treasury Bond Future	(5)	3/2013	(737)	10
U.S. 10-Year Treasury Note Future	(188)	3/2013	(24,963)	73
U.S. 10-Year Treasury Note Future	(160)	3/2013	(21,245)	(145)
U.S. 10-Year Treasury Note Future	(29)	3/2013	(3,851)	(10)
U.S. 10-Year Treasury Note Future	269	3/2013	35,718	(231)
U.S. 5-Year Treasury Note Future	9	3/2013	1,120	-
U.S. 5-Year Treasury Note Future	32	3/2013	3,981	(1)
U.S. 5-Year Treasury Note Future	41	3/2013	5,101	2
U.S. 2-Year Treasury Note Future	18	3/2013	3,968	1
U.S. 2-Year Treasury Note Future	54	3/2013	11,905	3
U.S. 2-Year Treasury Note Future	145	3/2013	31,968	4
U.S. 2-Year Treasury Note Future	448	3/2013	98,770	56
U.S. Ultra Bond Future	(213)	3/2013	(34,632)	612
U.S. Ultra Bond Future	(124)	3/2013	(20,162)	366
U.S. Ultra Bond Future	6	3/2013	976	(9)
Total			$57,237	$990

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The fair value of the open futures contracts is presented below and is included in investments on the Plan’s Statement of Net Assets Available for Benefits.

At December 31, 2013, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	26	3/2014	$2,393	$86
U.S. Treasury Bond Future	21	3/2014	2,584	(34)
Total			$4,977	$52

At December 31, 2012, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	81	3/2013	$5,751	$32
U.S. Treasury Bond Future	(11)	3/2013	(1,461)	4
Total			$4,290	$36

The futures held in the Plan as of December 31, 2013 and 2012, were used primarily to maintain the target allocations of the portfolio.

Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust’s investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust, which is then allocated to the Plan and is included in Statement of Net Assets Available for Benefits to the extent of the Plan’s ownership in the Group Trust.

As of December 31, 2013 and 2012, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2013	2012	2013	2012
Derivative assets	$1,256	$2,007	$1	$-
Derivative liabilities	$1,289	$2,007	$(12)	$(24)

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the plan at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The benefit-responsive investment contracts held by the Stable Value Fund as of December 31, 2013 include registered investment contracts and Synthetic GICs. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2013, the underlying net assets in the Stable Value Fund allocated to the Plan had a fair value of $708,291 and a contract value of $685,933. At December 31, 2012, the underlying net assets in the Stable Value Fund allocated to the Plan had a fair value of $786,837 and a contract value of $738,723. For the years ended December 31, 2013 and 2012, the average yield earned on these contracts was 1.60% and 1.01%, and the average yield earned by the Plan, adjusted to reflect actual interest rate credited to participants, was 2.32% and 2.75%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2013 or 2012.

Traditional Guaranteed Investment Contracts (“Traditional GICs” also known as “General Account GICs”) are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero. The fair value of the wrapper contracts for the Group Trust was $2,099 and $3,128 at December 31, 2013 and 2012.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities, the duration of those investments, and the default or credit failure of any of the securities. In some instances, the default or credit failure of a security could result in the reduction of contract value, and a loss of principal would be realized by the Stable Value Fund. Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s statement of net assets available for benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts,” and the amount allocated to the Plan totaled $(22,358) at December 31, 2013 and $(48,114) at December 31, 2012. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Investment Risk
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates

NOTE 5. RELATED PARTY TRANSACTIONS

Plan assets are invested in AT&T stock either directly or through the Group Trust. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan and Group Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 11, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.  In addition, the Plan was filed with the IRS for a favorable determination letter on January 21, 2014 pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2013	2012
Net Assets Available for Benefits per the financial statements	$2,403,674	$2,258,337
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,358	48,114
Distributions payable to participants	(382)	(656)
Net Assets Available for Benefits per the Form 5500	$2,425,650	$2,305,795

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2013:

Distributions to participants per the financial statements	$288,016
Distributions payable to participants at December 31, 2012	(656)
Distributions payable to participants at December 31, 2013	382
Distributions to participants per the Form 5500	$287,742

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

Total additions per the financial statements	$434,533
Adjustment from contract value to fair value for fully benefit-responsive investment
contracts at December 31, 2013	22,358
Adjustment from contract value to fair value for fully benefit-responsive investment
contracts at December 31, 2012	(48,114)
Total income per the Form 5500	$408,777

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Indexed Stock Fund
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 18,453 UNITS	$107,506

Balanced Fund
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,010,880 UNITS	4,011
US TREASURY BILL	05/29/2014 DD 05/30/2013	713
US TREASURY BILL	03/20/2014 DD 09/19/2013	200
FUTURES CONTRACT	S&P 500 E-MINI INDEX FUTURE EXP MAR 14	86
FUTURES CONTRACT	US 10YR NOTE FUTURE EXP MAR 14	(34)
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 4,539 UNITS	26,443
NORTHERN TRUST QM AGGREGATE BOND INDEX FUND	COMMON/COLLECTIVE TRUST FUND: 34,233 UNITS	16,204
Total Balanced Fund		47,623

Registered Investment Companies
* FIDELITY GROWTH AND INCOME PORTFOLIO	REGISTERED INVESTMENT COMPANY: 2,543,082 UNITS	70,799
VANGUARD GROWTH INDEX FUND	REGISTERED INVESTMENT COMPANY: 2,093,214 UNITS	100,202
DFA U.S. LARGE CAP VALUE PORTFOLIO II	REGISTERED INVESTMENT COMPANY: 9,694,710 UNITS	145,711
DFA U.S. SMALL CAP VALUE PORTFOLIO	REGISTERED INVESTMENT COMPANY: 5,004,039 UNITS	177,193
DFA INTERNATIONAL VALUE PORTFOLIO II	REGISTERED INVESTMENT COMPANY: 16,909,235 UNITS	98,412
T ROWE PRICE MID-CAP GROWTH FUND	REGISTERED INVESTMENT COMPANY: 5,683,476 UNITS	231,147
Total Registered Investment Companies		823,464

LifePath Funds
LIFEPATH RETIREMENT FUND	COMMON/COLLECTIVE TRUST FUND: 982,149 UNITS	15,711
LIFEPATH 2020 FUND	COMMON/COLLECTIVE TRUST FUND: 1,464,127 UNITS	23,499
LIFEPATH 2030 FUND	COMMON/COLLECTIVE TRUST FUND: 1,306,041 UNITS	21,343
LIFEPATH 2040 FUND	COMMON/COLLECTIVE TRUST FUND: 796,038 UNITS	13,100
LIFEPATH 2050 FUND	COMMON/COLLECTIVE TRUST FUND: 321,126 UNITS	3,984
Total LifePath Age-Based Retirement Funds		77,637

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

AT&T Shares Fund
*	AT&T COMMON STOCK	14,444,324 SHARES	507,862
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 3,542,153 UNITS	3,541
	Total AT&T Shares Fund		511,403

Bond Fund
	CITIGROUP CAT 2MM REPO	0.050% 01/02/2014 DD 12/30/13	17,600
	CITIGROUP CAT 2MM REPO	0.030% 01/03/2014 DD 12/31/13	17,600
	FEDERAL HOME LN BK CONS DISC	MAT 01/03/2014	12,099
	FEDERAL HOME LN BK CONS DISC	MAT 02/21/2014	700
	FEDERAL HOME LN MTG CORP DISC	MAT 01/27/2014	700
*	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	693
	SLH PROXY LONG EXPOSURE	FNMA TBA 10/14/2008	17
	TBA CASH COLL GRE	VAR RT 01/01/2049 DD 07/01/08	290
*	AT&T INC	VAR RT 02/12/2016 DD 02/12/13	399
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2044 DD 01/01/14	21,617
	COMMIT TO PUR FNMA SF MTG	4.000% 02/01/2044 DD 02/01/14	10,263
	COMMIT TO PUR FNMA SF MTG	4.500% 02/01/2044 DD 02/01/14	4,225
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2044 DD 01/01/14	1,086
	AMERICAN MUN PWR-OHIO INC	6.449% 02/15/2044 DD 12/09/09	1,082
	ANHEUSER-BUSCH INBEV WORLDWIDE	VAR RT 01/27/2014 DD 01/27/11	1,000
	ASSET BACKED SECURITIES HE4 M1	VAR RT 08/15/2033 DD 08/06/03	159
	BANK OF AMERICA COMMERCIA 5 A2	5.317% 09/10/2047 DD 10/01/06	770
	BANK OF AMERICA NA	VAR RT 11/14/2016 DD 11/14/13	501
	BANK OF AMERICA FUNDING 2 D A1	VAR RT 05/25/2035 DD 06/01/05	112
	BANK OF AMERICA CORP	6.500% 08/01/2016 DD 07/28/09	677
	BEAR STEARNS ARM TRUST 11 1A2	VAR RT 02/25/2033 DD 12/01/02	10
	BEAR STEARNS ARM TRUST 12 13A1	VAR RT 02/25/2036 DD 12/01/05	56
	BEAR STEARNS COMMERCIA T20 A4A	VAR RT 10/12/2042 DD 10/01/05	425
	BEAR STEARNS COMMERCIA PW10 A4	VAR RT 12/11/2040 DD 12/01/05	212
	CD 2005-CD1 COMMERICAL CD1 A4	VAR RT 07/15/2044 DD 11/01/05	212
	CHICAGO IL TRANSIT AUTH SALES	6.899% 12/01/2040 DD 08/06/08	112
	CITIGROUP INC	VAR RT 06/09/2016 DD 06/09/06	394
	CITIGROUP INC	VAR RT 11/15/2016 DD 11/15/13	501
	FNT MORTGAGE-BACKED PASS 3 1A1	6.750% 08/21/2031 DD 07/01/01	2
	COMMERCIAL MORTGAGE PASS C4 A3	5.467% 09/15/2039 DD 09/01/06	102
	ENTERGY CORP	3.625% 09/15/2015 DD 09/16/10	206
	FHLMC POOL #E8-2712	6.000% 03/01/2016 DD 03/01/01	2
	FHLMC POOL #E8-2732	6.000% 03/01/2016 DD 03/01/01	3
	FHLMC POOL #E8-2776	6.000% 03/01/2016 DD 03/01/01	1
	FHLMC POOL #E8-4467	6.000% 07/01/2016 DD 07/01/01	3
	FHLMC POOL #E8-4717	6.000% 07/01/2016 DD 07/01/01	2
	FHLMC POOL #E0-0975	6.000% 05/01/2016 DD 05/01/01	3
	FEDERAL NATL MTG ASSN	0.875% 02/08/2018 DD 01/07/13	97

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FEDERAL NATL MTG ASSN	0.875% 05/21/2018 DD 04/15/13	97
FEDERAL NATL MTG ASSN	1.875% 09/18/2018 DD 08/23/13	101
FNMA GTD REMIC P/T 11-127 FA	VAR RT 12/25/2041 DD 11/25/11	57
FEDERAL HOME LN MTG CORP	0.875% 03/07/2018 DD 01/17/13	291
FNMA POOL #0255272	4.000% 06/01/2019 DD 05/01/04	159
FNMA POOL #0357414	4.000% 07/01/2018 DD 07/01/03	154
FNMA POOL #0357695	4.500% 01/01/2020 DD 01/01/05	537
FNMA POOL #0AI9507	4.500% 09/01/2041 DD 09/01/11	17
FNMA POOL #0AJ2166	4.000% 10/01/2041 DD 09/01/11	627
FNMA POOL #0AJ4770	4.000% 02/01/2042 DD 01/01/12	32
FNMA POOL #0AL2617	6.000% 10/01/2040 DD 11/01/12	758
FNMA POOL #0AO3520	4.000% 10/01/2041 DD 06/01/12	246
FNMA POOL #0AM0359	2.310% 08/01/2022 DD 08/01/12	94
FNMA POOL #0AM0414	2.870% 09/01/2027 DD 09/01/12	87
FNMA POOL #0AV1676	4.000% 01/01/2026 DD 10/01/13	708
FNMA GTD REMIC P/T 03-W1 1A1	VAR RT 12/28/2042 DD 01/01/03	58
FNMA GTD REMIC P/T 03-25 KP	5.000% 04/25/2033 DD 03/01/03	242
FHLMC MULTICLASS MTG 3626 ME	5.000% 01/15/2040 DD 01/01/10	20
FNMA POOL #0735057	4.500% 01/01/2019 DD 11/01/04	309
FNMA POOL #0835465	4.500% 09/01/2020 DD 09/01/05	189
FNMA POOL #0888415	5.000% 12/01/2036 DD 05/01/07	8
FNMA POOL #0889842	5.000% 12/01/2036 DD 08/01/08	819
FNMA POOL #0915042	5.500% 04/01/2022 DD 04/01/07	3
FNMA POOL #0MA0730	4.500% 04/01/2021 DD 03/01/11	485
FNMA POOL #0MA0971	4.000% 02/01/2042 DD 01/01/12	211
GSR MORTGAGE LOAN TRUST AR6 1A1	VAR RT 09/25/2035 DD 09/01/05	313
GNMA POOL #0782523	5.000% 11/15/2035 DD 12/01/08	170
GNMA POOL #0705997	5.000% 01/15/2039 DD 01/01/09	500
GENERAL MILLS INC	VAR RT 05/16/2014 DD 05/16/11	801
GOLDMAN SACHS GROUP INC/THE	VAR RT 02/07/2014 DD 02/07/11	600
COMMERCIAL MORTGAGE TRU GG3 A4	VAR RT 08/10/2042 DD 02/01/05	410
HSBC FINANCE CORP	VAR RT 06/01/2016 DD 05/30/06	998
HSBC FINANCE CORP	VAR RT 01/15/2014 DD 11/21/06	1,000
HONDA AUTO RECEIVABLES 20 3 A3	0.880% 09/21/2015 DD 10/21/11	318
JP MORGAN CHASE & CO	VAR RT 05/02/2014 DD 05/02/11	401
JP MORGAN CHASE COMMER LDP9 A3	5.336% 05/15/2047 DD 12/01/06	657
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	548
JOHNSON & JOHNSON	VAR RT 11/28/2016 DD12/05/13	700
LOS ANGELES CALIF UNI SCH DIST	5.750% 07/01/2034 DD 10/15/09	1,108
ML CFC COMMERCIAL MORTGAG 4 A3	5.172% 12/12/2049 DD 12/01/06	217
MORGAN STANLEY ABS CAP HE6 A2C	VAR RT 11/25/2035 DD 11/29/05	268
MORGAN STANLEY CAPITAL HQ7 A4	VAR RT 11/14/2042 DD 11/01/05	105
MORGAN STANLEY	VAR RT 10/15/2015 DD 10/21/05	998
MORGAN STANLEY CAPITAL HQ13 A2	5.649% 12/15/2044 DD 12/01/07	952
NBCUNIVERSAL MEDIA LLC	2.100% 04/01/2014 DD 04/01/11	100
PRIME MORTGAGE TRUST 2 CL1 1A2	VAR RT 02/25/2034 DD 01/25/04	25

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value
PUBLIC PWR GENERATION AGY NE R	7.242% 01/01/2041 DD 07/16/09	106
SLM STUDENT LOAN TRUST 20 2 A2	VAR RT 07/25/2017 DD 02/22/07	225
SLM STUDENT LOAN TRUST 200 9 A	VAR RT 04/25/2023 DD 08/28/08	411
SBA GTD PARTN CTFS 2003-20C 1	4.500% 03/01/2023 DD 03/12/03	2,408
SBA GTD PARTN CTFS 2005-20B 1	4.625% 02/01/2025 DD 02/16/05	1,262
SBA GTD PARTN CTFS 2008-20D 1	5.370% 04/01/2028 DD 04/16/08	973
SBA GTD PARTN CTFS 2008-20E 1	5.490% 05/01/2028 DD 05/14/08	972
SBA GTD PARTN CTFS 2008-20F 1	5.680% 06/01/2028 DD 06/11/08	434
SBA GTD PARTN CTFS 2009-20A 1	5.720% 01/01/2029 DD 01/14/09	135
SBA GTD PARTN CTFS 2008-10A 1	5.471% 03/10/2018 DD 03/26/08	224
SOUTH DAKOTA ST EDUCTNL ENHANC	3.539% 06/01/2022 DD 03/14/13	1,884
STRUCTURED ASSET INCESTME 8 M1	VAR RT 09/25/2034 DD 08/25/04	473
STRUCTURED ASSET SEC M 21A 1A1	VAR RT 01/25/2032 DD 12/01/01	4
STRUCTURED ASSET SEC COR 1A 4A	VAR RT 02/25/2032 DD 01/01/02	3
THORNBURG MORTGAGE SECUR 1 I1A	VAR RT 03/25/2044 DD 03/31/04	842
TIME WARNER INC	5.875% 11/15/2016 DD 11/13/06	790
US TREAS-CPI INFLATION INDEX	2.375% 01/15/2025 DD 07/15/04	4,415
US TREAS-CPI INFLATION INDEX	2.000% 01/15/2026 DD 01/15/06	651
US TREAS-CPI INFLATION INDEX	2.375% 01/15/2027 DD 01/15/07	934
US TREAS-CPI INFLATION INDEX	1.750% 01/15/2028 DD 01/15/08	716
US TREAS-CPI INFLATION INDEX	2.500% 01/15/2029 DD 01/15/09	1,534
US TREASURY NOTE	1.250% 11/30/2018 DD 11/30/13	294
US TREASURY NOTE	1.000% 03/31/2017 DD 03/31/12	200
US TREASURY NOTE	0.625% 05/31/2017 DD 05/31/12	395
US TREASURY NOTE	1.000% 06/30/2019 DD 06/30/12	2,758
US TREASURY NOTE	0.500% 07/31/2017 DD 07/31/12	196
US TREASURY NOTE	0.625% 08/31/2017 DD 08/31/12	98
UNIV OF CALIFORNIA CA REVENUES	6.583% 05/15/2049 DD 12/17/09	1,166
UNIV OF CALIFORNIA CA REVENUES	6.270% 05/15/2031 DD 08/27/09	319
UNIV OF CALIFORNIA CA REVENUES	5.770% 05/15/2043 DD 08/27/09	1,103
VERIZON COMMUNICATIONS INC	VAR RT 3/28/2014 DD 03/28/11	1,202
WAMU MORTGAGE PASS TH AR1 2A1A	VAR RT 01/25/2046 DD 01/01/06	3,251
WACHOVIA BANK COMMERCIA C17 A4	VAR RT 03/15/2042 DD 03/01/05	103
WACHOVIA CORP	VAR RT 06/15/2017 DD 06/08/07	992
TBA CASH COLL BOA	VAR RT 01/01/2049 DD 07/01/08	(20)
TBA CASH COLL MSC	VAR RT 01/01/2049 DD 07/01/08	(95)
Total Bond Fund		142,789

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Interest Bearing Cash
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND		1,985

* Loans to Plan Participants	4.25% - 10.50%	60,670

Total		$1,773,077

* Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 20 , 2014

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm